UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHARMACOPEIA, INC.

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(Name of Issuer)

Common Stock, $0.01 par value

____________________________________________________________________________________

(Title of Class of Securities)

7171EP101

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(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2007

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,900 Shares
	8	SHARED VOTING POWER 1,800,151 Shares
	9	SOLE DISPOSITIVE POWER 66,900 Shares
	10	SHARED DISPOSITIVE POWER 1,800,151 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,867,051 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 1,800,151 Shares
	9	SOLE DISPOSITIVE POWER Not applicable
	10	SHARED DISPOSITIVE POWER 1,800,151 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,151 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.08%
14	TYPE OF REPORTING PERSON HC

Item 1.	Security and Issuer

This statement refers to the common stock, $0.01 par value ("Common Stock"), of Pharmacopeia, Inc. (the "Company"). The address of the Company is PO Box 5350, Princeton, New Jersey 08543-5350.

Item 2.	Identity and Background

This statement is being filed on behalf of Josiah T. Austin ("Austin"), a U.S. citizen, and El Coronado Holdings, LLC ("ECH") an Arizona limited liability company (collectively the "Reporting Persons").

Further information regarding the identity and background of the Reporting Persons is as follows:

For Austin:

(a) Josiah T. Austin;

(b) 4673 Christopher Place, Dallas, Texas 75204;

(c) Present principal occupation: individual investor.

For ECH:

(a) El Coronado Holdings, L.L.C.;

(b) 4673 Christopher Place, Dallas, Texas 75204;

(c) Holding Company;

(d)-(e)

During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, the members or controlling persons of any Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

(1)

Acting on behalf of ECH, Austin purchased from December 27, 2006 to November 30, 2007 a total of 1,800,151 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $8,843,489.76. The primary source of funds for these purchases was existing funds of ECH.

(2)

Acting on behalf of the Josiah & Valer Austin Family Revocable Trust, in his capacity as Trustee, Austin purchased from February 27, 2007 to July 10, 2007 a total of 49,300 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $263,719.39. The primary source of funds for these purchases was existing funds of the Trust.

(3)

Acting on behalf of the Anna Lake Elias Trust dated 4/6/06, in his capacity as Trustee, Austin purchased on February 27, 2007 a total of 1,500 shares of Common Stock in an open market transaction for an aggregate consideration (exclusive of brokers' commissions) of $7,125. The primary source of funds for this purchase was existing funds of the Trust.

(4)

Acting on behalf of the Josiah Zane Sylvester 2006 Grandchild Gift Trust, in his capacity as Trustee, Austin purchased from February 27, 2007 to July 11, 2007 a total of 1,500 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $7,636.45. The primary source of funds for these purchases was existing funds of the Trust.

(5)

Acting on behalf of the Josiah Zane Sylvester Trust Under AZ Uniform TFRS to Minors Act, in his capacity as Trustee, Austin purchased on February 27, 2007 a total of 400 shares of Common Stock in an open market transaction for an aggregate consideration (exclusive of brokers' commissions) of $1,900. The primary source of funds for this purchase was existing funds of the Trust.

(6)

Acting on behalf of the Jackson Austin Lowery 2006 Grandchild Gift Trust, in his capacity as Trustee, Austin purchased from February 27, 2007 to July 11, 2007 a total of 1,500 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $7,636.45. The primary source of funds for these purchases was existing funds of the Trust.

(7)

Acting on behalf of the Austin-Clark Family Irrevocable Life Insurance Trust dated 11/6/1990, in his capacity as Trustee, Austin purchased from February 28, 2007 to March 1, 2007 a total of 10,000 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $46,579. The primary source of funds for these purchases was existing funds of the Trust.

(8)

Acting on behalf of the Anna Lake Elias Trust Under AZ Uniform TFRS to Minors Act, in his capacity as Trustee, Austin purchased from February 27, 2007 to July 10, 2007 a total of 1,200 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $6,434.86. The primary source of funds for these purchases was existing funds of the Trust.

(9)

Acting on behalf of the Mary Kathleen Lowery 2006 Grandchild Gift Trust, in his capacity as Trustee, Austin purchased from April 12, 2007 to July 11, 2007 a total of 1,500 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $9,106.45. The primary source of funds for these purchases was existing funds of the Trust.

All dollar amounts are in U.S. dollars.

Item 4.	Purpose of Transaction

The acquisitions of common stock to which this statement relates have been made for investment purposes. Austin, as sole Managing Member of ECH, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the pharmaceutical industry in general, with a view toward determining whether to hold, decrease, or add to these investments in common stock.

Item 5.	Interest in Securities of the Issuer

(a)

Austin is deemed beneficial owner of 1,867,051 shares of Common Stock in his capacity as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is deemed beneficial owner of 1,800,151 shares of Common Stock. Based on the 29,615,353 shares of Common Stock outstanding as of October 31, 2007, as reported in the Company's 10-Q filed on November 5, 2007, Austin and ECH's deemed beneficial holdings represent, respectively, 6.3% and 6.08% of the Company's Common Stock.

(b)

As Trustee for certain family trusts, Austin has the sole power to vote or to dispose or direct the disposition of 66,900 shares of Common Stock. As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 1,800,151 shares of Common Stock.

(c)

No transactions in the Company's Common Stock have been effected by the Reporting Persons during the last 60 days except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.

Reporting Person	Date	No. of Shares	Price Per Share
ECH	11/26/07	15,000	$4.4833
ECH	11/27/07	30,000	$4.49
ECH	11/28/07	115,750	$4.476
ECH	11/29/07	125,000	$4.5072
ECH	11/30/07	214,250	$4.5401

(d) No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, Austin and any person with respect to any securities of the Company.

Item 7.	Materials to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 10, 2007	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH